SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[ X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____ to _____


                         Commission file number 1-11368


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia  30092















                                                                    Page 1 of 19
                                                        Exhibit Index at Page 17

                                    I. REPORT

Financial Statements and Schedules as of December 31, 1998 and December 31, 1997, Together With Auditors' Report, Prepared in Accordance With the Financial Reporting Requirements of ERISA.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1998 AND 1997






                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits, With Fund Information --December 31, 1998

         Statement of Net Assets Available for Benefits, With Fund Information --December 31, 1997

         Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1998

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of the
Paragon Retirement Investment
Savings Management Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the accompanying financial statements, Paragon Trade Brands, Inc., the plan sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. The accompanying financial statements have been prepared assuming that the Paragon Retirement Investment Savings Management Plan will continue as a going concern. However, because of the plan sponsor's Chapter 11 filing, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/
Athur Andersen LLP

Atlanta, Georgia
June 11, 1999
(except with respect to the
matter discussed in the last
paragraph of Note 7, as to
which the date is June 22, 1999)

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998





                                                                           PARTICIPANT-DIRECTED
                                                ----------------------------------------------------------------------------
                                                  VANGUARD   VANGUARD                             VANGUARD      VANGUARD
                                                 SMALL-CAP   WELLESLEY   VANGUARD    VANGUARD       U.S.      INTERNATIONAL
                                                   INDEX       INCOME    500 INDEX   WINDSOR II    GROWTH        GROWTH
                                                    FUND        FUND       FUND        FUND         FUND           FUND
                                                --------    ----------  ----------  ----------   ----------      --------
ASSETS:
   Investments, at fair value:
      Registered investment companies           $ 92,750    $2,354,094  $5,024,933  $4,151,471   $4,839,677      $554,372
      Company stock fund                               0             0           0           0            0             0
      Participant loans                                0             0           0           0            0             0
                                                --------    ----------  ----------  ----------   ----------      --------
                                                  92,750     2,354,094   5,024,933   4,151,471    4,839,677       554,372
   Employee contributions receivable               2,020        30,627      49,809      44,711       43,280        10,258
   Employer contributions receivable              40,583       334,392     506,196     487,320      440,464       104,418
                                                --------    ----------  ----------  ----------   ----------      --------
            Total assets                         135,353     2,719,113   5,580,938   4,683,502    5,323,421       669,048

LIABILITIES:
   Refunds payable to participants                 1,257        13,075      21,218      19,166       18,631         4,294
                                                --------    ----------  ----------  ----------   ----------      --------
NET ASSETS AVAILABLE FOR BENEFITS               $134,096    $2,706,038  $5,559,720  $4,664,336   $5,304,790      $664,754
                                                ========    ==========  ==========  ==========   ==========      ========

                                                     PARTICIPANT-DIRECTED
                                                ---------------------------------
                                                 VANGUARD
                                                TOTAL BOND  VANGUARD    PARAGON
                                                  MARKET   RETIREMENT    COMMON
                                                  INDEX     SAVINGS       STOCK       LOAN
                                                   FUND       TRUST        FUND       FUND         TOTAL
                                                 --------  ----------    --------   --------    -----------
ASSETS:
   Investments, at fair value:
      Registered investment companies           $820,216   $ 785,656    $      0    $     0     $18,623,169
      Company stock fund                               0           0     561,261          0         561,261
      Participant loans                                0           0           0    665,303         665,303
                                                --------  ----------    --------   --------     -----------
                                                 820,216     785,656     561,261    665,303      19,849,733
   Employee contributions receivable               8,289      10,904       6,113          0         206,011
   Employer contributions receivable             103,948     484,847       2,761          0       2,504,929
                                                --------  ----------    --------   --------     -----------
            Total assets                         932,453   1,281,407     570,135    665,303      22,560,673

LIABILITIES:
   Refunds payable to participants                 3,715       3,875       4,451          0          89,682
                                                --------  ----------    --------   --------     -----------
NET ASSETS AVAILABLE FOR BENEFITS               $928,738  $1,277,532    $565,684   $665,303     $22,470,991
                                                ========  ==========    ========   ========     ===========



         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997





                                                                        PARTICIPANT-DIRECTED
                                                ----------------------------------------------------------------------------
                                                  VANGUARD   VANGUARD                             VANGUARD      VANGUARD
                                                 SMALL-CAP   WELLESLEY   VANGUARD    VANGUARD       U.S.      INTERNATIONAL
                                                   INDEX       INCOME    500 INDEX  WINDSOR II     GROWTH        GROWTH
                                                    FUND        FUND       FUND        FUND         FUND           FUND
                                                --------    ----------  ----------  ----------   ----------      --------
ASSETS:
   Investments, at fair value:
      Registered investment companies           $20,205    $2,062,099   $3,866,548    $3,608,548   $3,293,953      $444,531
      Company stock fund                              0             0            0             0            0             0
      Participant loans                               0             0            0             0            0             0
                                                -------    ----------   ----------    ----------   ----------      --------
                                                 20,205     2,062,099    3,866,548     3,608,548    3,293,953       444,531
   Employee contributions receivable                410        24,380       34,349        34,122       33,688         8,803
   Employer contributions receivable                146         9,363       12,794        13,185       12,488         2,991
   Loan payments receivable                          65         4,310        4,096         5,036        3,707         1,346
                                                -------    ----------   ----------    ----------   ----------      --------
            Total assets                         20,826     2,100,152    3,917,787     3,660,891    3,343,836       457,671

LIABILITIES:
   Refunds payable to participants                  192         1,578        1,626         3,326        4,377           523
                                                -------    ----------   ----------    ----------   ----------      --------
NET ASSETS AVAILABLE FOR BENEFITS               $20,634    $2,098,574   $3,916,161    $3,657,565   $3,339,459      $457,148
                                                =======    ==========   ==========    ==========   ==========      ========

                                                     PARTICIPANT-DIRECTED
                                             ----------------------------------
                                             VANGUARD
                                            TOTAL BOND  VANGUARD    PARAGON
                                              MARKET   RETIREMENT    COMMON
                                               INDEX     SAVINGS      STOCK          LOAN
                                                FUND      TRUST        FUND          FUND          TOTAL
                                             --------   ----------  --------       --------     -----------
ASSETS:
   Investments, at fair value:
      Registered investment companies        $610,084    $725,215    $         0    $      0    $14,631,183
      Company stock fund                            0           0      3,839,594           0      3,839,594
      Participant loans                             0           0              0     624,854        624,854
                                             --------    --------    -----------    --------    -----------
                                              610,084     725,215      3,839,594     624,854     19,095,631
   Employee contributions receivable            6,932       6,510          8,676           0        157,870
   Employer contributions receivable            2,875       2,564          4,463           0         60,869
   Loan payments receivable                     1,204         987          1,101     (21,852)             0
                                             --------    --------    -----------    --------    -----------
            Total assets                      621,095     735,276      3,853,834     603,002     19,314,370

LIABILITIES:
   Refunds payable to participants                 32         305          1,881           0         13,840
                                             --------    --------    -----------    --------    -----------
NET ASSETS AVAILABLE FOR BENEFITS            $621,063    $734,971     $3,851,953    $603,002    $19,300,530
                                             ========    ========     ==========    ========    ===========



         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                            PARTICIPANT-DIRECTED
                                                ----------------------------------------------------------------------------
                                                    VANGUARD    VANGUARD                            VANGUARD     VANGUARD
                                                   SMALL-CAP   WELLESLEY    VANGUARD    VANGUARD      U.S.     INTERNATIONAL
                                                     INDEX       INCOME    500 INDEX   WINDSOR II    GROWTH       GROWTH
                                                      FUND        FUND        FUND        FUND        FUND         FUND
                                                    --------   ----------  ----------  ----------  ----------    --------
NET ASSETS, BEGINNING OF YEAR                       $ 20,634   $2,098,574  $3,916,161  $3,657,565  $3,339,459    $457,148
                                                    --------   ----------  ----------  ----------  ----------    --------
   Sources:
      Employee contributions                          28,056      295,604     496,085     437,181     426,495      98,820
      Employer contributions                          51,259      429,990     647,665     625,406     575,400     134,223
      Loan repayments                                  1,997       59,501      59,290      74,786      48,813      16,229
      Investment income                                7,099      222,907      75,485     417,545     301,749      11,057
      Appreciation (depreciation) in fair value of
         assets                                       (9,932)      21,277   1,022,893     168,388   1,039,984      63,703
                                                    --------   ----------  ----------  ----------  ----------    --------
            Total sources                             78,479    1,029,279   2,301,418   1,723,306   2,392,441     324,032
                                                    --------   ----------  ----------  ----------  ----------    --------
   Uses:
      Benefit withdrawals                                114      238,309     621,438     511,036     383,615      41,224
      New loans taken                                    522       74,551      87,056     123,184      68,651      15,284
      Fees and expenses                                  421        1,460         110         350         190          80
                                                    --------   ----------  ----------  ----------  ----------    --------
            Total uses                                 1,057      314,320     708,604     634,570     452,456      56,588
                                                    --------   ----------  ----------  ----------  ----------    --------
INTERFUND TRANSFERS                                   36,040     (107,495)     50,745     (81,965)     25,346     (59,838)
                                                    --------   ----------  ----------  ----------  ----------    --------
NET ASSETS, END OF YEAR                             $134,096   $2,706,038  $5,559,720  $4,664,336  $5,304,790    $664,754
                                                    ========   ==========  ==========  ==========  ==========    ========

                                                              PARTICIPANT-DIRECTED
                                                    ----------------------------------
                                                    VANGUARD
                                                   TOTAL BOND    VANGUARD    PARAGON
                                                     MARKET     RETIREMENT    COMMON
                                                     INDEX       SAVINGS      STOCK       LOAN
                                                      FUND        TRUST        FUND       FUND        TOTAL
                                                    --------    ----------  ----------   --------  -----------
NET ASSETS, BEGINNING OF YEAR                       $621,063    $  734,971  $3,851,953   $603,002  $19,300,530
                                                    --------    ----------  ----------   --------  -----------
   Sources:
      Employee contributions                          80,850        86,583      94,954          0    2,044,628
      Employer contributions                         133,505       513,561      42,270          0    3,153,279
      Loan repayments                                 16,200        13,360      11,681   (301,857)           0
      Investment income                               46,255        44,418           0     52,420    1,178,935
      Appreciation (depreciation) in fair value of
         assets                                       12,041             0  (3,209,521)         0     (891,167)
                                                    --------    ----------  ----------   --------  -----------
            Total sources                            288,851       657,922  (3,060,616)  (249,437)   5,485,675
                                                    --------    ----------  ----------   --------  -----------
   Uses:
      Benefit withdrawals                            107,964       137,090     186,287     84,806    2,311,883
      New loans taken                                 15,319        10,624       1,353   (396,544)           0
      Fees and expenses                                    0           650          70          0        3,331
                                                    --------    ----------  ----------   --------  -----------
            Total uses                               123,283       148,364     187,710   (311,738)   2,315,214
                                                    --------    ----------  ----------   --------  -----------
INTERFUND TRANSFERS                                  142,107        33,003     (37,943)         0            0
                                                    --------    ----------  ----------   --------  -----------
NET ASSETS, END OF YEAR                             $928,738    $1,277,532  $  565,684   $665,303  $22,470,991
                                                    ========    ==========  ==========   ========  ===========



         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1998 AND 1997


1.       PLAN DESCRIPTION

         The following description of the Paragon Retirement Investment Savings Management Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan established by Paragon Trade Brands, Inc. (the "Company"), under the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"), for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         The Paragon Profit Sharing Plan ("Profit Sharing Plan") was originally adopted effective the closing date of the initial public offering of the shares of common stock of the Company in January 1993 by Weyerhaeuser Company. The Paragon 401(k) Savings Plan ("401(k) Plan") was originally adopted effective February 2, 1993 by the Company. Effective October 1, 1993, the Profit Sharing Plan and the 401(k) Plan were merged and restated as the Plan. Effective January 1, 1995, the Plan was renamed the Paragon Retirement Investment Savings Management Plan.

         ELIGIBILITY

         Effective April 1, 1998, regular employees of the Company who have completed six months of service are eligible to participate in the Plan, except for employees covered by a collective bargaining agreement that does not provide for participation in the Plan, employees who are nonresident aliens and earn no U.S.-source income, employees classified as bag stickering, and hourly paid administrative employees. Prior to April 1, 1998, employees had to have completed one year of service to be eligible.

         PLAN ADMINISTRATION

         The Plan is administered by the plan administrative committee (the "Committee"), which is appointed by the board of directors of the Company. The Plan's investments are held under a trust agreement with Vanguard Fiduciary Trust Company.

         CONTRIBUTIONS

         Eligible employees can contribute up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. The Company provides a matching contribution equal to 50% of each participant's contribution that does not exceed 6% of compensation. The Company may, at its discretion, make profit-sharing contributions to the Plan in amounts to be determined by the board of directors. Forfeitures are used to reduce future matching and profit-sharing contributions. The balance of unutilized forfeitures as of December 31, 1998 and 1997 was $35,980 and $55,668, respectively.

         VESTING

         Participants are immediately vested in their contributions and the actual earnings thereon. Participants become fully vested in matching and profit-sharing contributions when they attain normal retirement age, as defined by the Plan, or after completing five years of service, whichever occurs first. Plan participants terminating after April 1,

         1998 with three or more years of service  are fully  vested in matching
         and  profit-sharing  contributions.   Upon  a  participant's  death  or
         disability, account balances become fully vested.

         BENEFITS

         Upon termination of service, a participant may elect to receive currently or defer receipt of an amount equal to the value of the vested interest in his/her account, if the vested interest is greater than $5,000. For vested interests not exceeding $5,000, a distribution will be made to the participant within 60 days after the last day of the plan year in which the termination occurs. All benefit payments are made in lump-sum distributions. Special distribution rules apply to benefit payments upon attainment of age 70 1/2 and in-service withdrawals. In these cases, the plan document should be consulted.

         PARTICIPANT ACCOUNTS

         Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, matching and profit-sharing contributions, as well as the participant's share of the Plan's income or loss and any related administrative expenses. The trust funds are valued on each business day. Participant accounts are adjusted as of each valuation date to reflect any distributions made and contributions received, including income or loss on trust fund investments. Allocations of earnings, gains, and losses are based on the proportion of each participant's account invested in a particular fund to the total of all participant account balances invested in such fund.

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments into any of the following investment options:

                  o Vanguard Wellesley Income Fund--seeks a high level of income and long-term growth of income by investing in a portfolio of corporate bonds and dividend-paying stocks. The fund also seeks the potential for moderate long-term growth of capital.

                  o Vanguard 500 Index Fund--seeks to match the performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

                  o Vanguard Windsor II Fund--seeks to provide long-term growth of capital and income from dividends by investing in out-of-favor stocks of large capitalization companies.

                  o Vanguard U.S. Growth Fund--seeks long-term growth of capital by investing in a diversified portfolio of common stocks of large U.S. companies with above-average growth potential.

                  o Vanguard International Growth Fund--seeks long-term growth of capital by investing in the common stocks of companies based outside the United States.

                  o Vanguard Total Bond Market Index Fund--seeks to match the performance of the Lehman Brothers Aggregate Bond Index.

                  o Vanguard Retirement Savings Trust (formerly, the Vanguard Investment Contract Trust)--seeks to provide a high rate of interest and a stable share price.

                  o   Vanguard  Small-Cap   Index   Fund--seeks   to  match  the
                      performance of the Russell 2000 Index.

                  o   Paragon  Common  Stock  Fund--invests   primarily  in  the
                      Company's common stock.

         A participant may change his or her investment directions daily.

         Investments in the Paragon Common Stock Fund are assigned units of participation. The unit value of the Paragon Common Stock Fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1998 and 1997 were 1,002,252 and 1,090,794, respectively. The unit value at December 31, 1998 and 1997 was $0.56 and $3.52, respectively.

         LOANS TO PARTICIPANTS

         A participant may borrow up to the lesser of 50% of his/her vested account balance, excluding profit-sharing contributions, or $50,000, reduced by the highest loan amount outstanding during the preceding 12-month period, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, except for loans used to purchase the participant's primary residence, which can be repaid over a longer period. All loans bear interest at rates set by the Committee based on the rates charged by commercial lenders for similar loans.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         INCOME RECOGNITION

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of assets includes both realized and unrealized appreciation (depreciation) and is computed using the average cost method, based on the beginning-of-year market value, or the cost of the security if it is acquired during the year.

         INVESTMENT VALUATION

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held for the Plan at year-end. The value for the Paragon Common Stock Fund is based on the closing share price of the Company's common stock.

         ADMINISTRATIVE EXPENSES

         Investment advisory fees for portfolio management by Vanguard Group, Inc. are paid directly from fund earnings. Other administrative expenses are paid by the Company.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from those estimates.

3.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 1995 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1998 and 1997.

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances and distributions will be made to participants as soon as administratively feasible.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits according to the financial statements to the net assets available for benefits as reported on the Plan's Form 5500 as of December 31, 1998:

              Net assets available for benefits per the financial statements                 $22,470,991
              Amounts allocated to withdrawing participants                                      (46,515)
                                                                                             -----------
              Net assets available for benefits per Form 5500                                $22,424,476
                                                                                             ===========

         The following is a reconciliation of benefits paid to participants according to the financial statements to benefits paid to participants as reported on the Plan's Form 5500 for the year ended December 31, 1998:

              Benefits paid to participants per the financial statements                      $2,311,883
              Amounts allocated to withdrawing participants at December 31, 1998                  46,515
                                                                                              ----------
              Benefits paid to participants per Form 5500                                     $2,358,398
                                                                                              ==========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.       CHAPTER 11 BANKRUPTCY OF PLAN SPONSOR

         Paragon Trade Brands, Inc., the plan sponsor, filed a voluntary petition on January 6, 1998 for relief under Chapter 11 of the U.S. Bankruptcy Code due to the fact that the District Court for the District of Delaware issued a judgment and opinion finding that the Company's diaper products infringe certain patents held by the Proctor & Gamble Company ("P&G"). Kimberly Clark Corporation ("K-C") had also filed a similar patent infringement lawsuit against the Company. During the first quarter of 1999, the Company entered into settlement agreements with P&G and K-C which, if approved by the Bankruptcy Court, will fully and finally settle all matters related to these actions. In the event these settlement agreements are approved and a plan of reorganization is approved by the Bankruptcy Court, continuation of the business thereafter is dependent on the Company's ability to achieve successful future operations. The accompanying financial statements have been prepared assuming that the Paragon Retirement Investment Savings Management Plan will continue as a going concern. However, should the Plan be terminated, the assets of the Plan would be liquidated at their then fair value and distributed to participants. All assets of the Plan are held in trust and are protected from the creditors of the Company. However, because of the plan sponsor's Chapter 11 filing, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.       SUBSEQUENT EVENTS

         The Company's common stock was valued at $2.125 per share at December 31, 1998, representing approximately 3% of the Plan's net assets. However, the Company's stock closed at $1.8125 per share on June 11, 1999.

         Effective  March 1,  1999,  the Plan was  amended  to  discontinue  the
         Company matching contribution. The Company contributes 3% of compensation to the Plan for all eligible plan participants regardless whether or not they are actively contributing.

         Effective May 15, 1999, employee contributions, employer contributions, and interfund transfers to Paragon Common Stock Fund are prohibited.

         On June 11, 1999, the Company filed a motion with the bankruptcy court seeking approval of bidding procedures, an expense reimbursement, and a termination fee relating to a proposed investment by Wellspring Capital Management LLC, to acquire the Company as part of reorganization (the "Wellspring Proposal"). The bidding procedures provide for the consideration of competing investment proposals from other interested parties. The Company intends to simultaneously prepare and file a stand-alone plan of reorganization so that the plan process and the Company's emergence from Chapter 11 will not be delayed in the event that the Wellspring Proposal is not consummated, or a higher or otherwise better alternative transaction is not approved or accepted.

         On June 22, 1999, the Company in conjunction with the New York Stock Exchange announced that trading in the common stock of the Company will be suspended prior to opening of trading on July 8, 1999, or such earlier date as i) the Company commences trading in another securities marketplace, ii) information is received that the Company does not meet the listing requirements of the other securities marketplace; or iii) the Company makes a material adverse news announcement. The Company intends to apply to list its shares by the National Quotation Bureau and on the OTC Bulletin Board.

                                                                      SCHEDULE 1


                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998





                                                                             SHARES/                               CURRENT
                             ISSUER/DESCRIPTION                               UNITS              COST               VALUE
                             ------------------                             ---------        -----------        -----------
  *    VANGUARD--WELLESLEY INCOME FUND                                        106,424        $ 2,210,492        $ 2,354,094
  *    VANGUARD--500 INDEX FUND                                                44,098          3,121,340          5,024,933
  *    VANGUARD--SMALL-CAP INDEX FUND                                           4,375            103,396             92,750
  *    VANGUARD--WINDSOR II FUND                                              139,078          3,406,536          4,151,471
  *    VANGUARD--U.S. GROWTH FUND                                             129,092          3,134,637          4,839,677
  *    VANGUARD--INTERNATIONAL GROWTH FUND                                     29,535            486,446            554,372
  *    VANGUARD--TOTAL BOND MARKET INDEX FUND                                  79,865            796,994            820,216
  *    VANGUARD--RETIREMENT SAVINGS TRUST                                     785,656            785,656            785,656
  *    PARAGON COMMON STOCK FUND                                            1,002,252          3,924,887            561,261
  *    PARTICIPANT LOANS
           (INTEREST RATES FROM 8% TO 11%)                                          0            665,303            665,303
                                                                                             -----------        -----------
                                                                                             $18,635,687        $19,849,733
                                                                                             ===========        ===========



                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)
                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                                                                NUMBER                         NUMBER
                                                                             OF PURCHASE        PURCHASE      OF SALES
     IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSET       TRANSACTIONS        PRICE      TRANSACTIONS
     --------------------------                   --------------------       ------------       -----      ------------

*   VANGUARD GROUP, INC.                      Wellesley Income Fund                68         $  833,078        107
                                              Vanguard 500 Index Fund              92          1,373,287        126
                                              Vanguard Windsor II Fund             84          1,434,737        134
                                              Vanguard U.S. Growth Fund            89          1,288,224        113
*   PARAGON TRADE BRANDS, INC.                Paragon Common Stock Fund            86          1,145,487        141

                                                                                SELLING                          GAIN
     IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSET           PRICE           COST           (LOSS)
     --------------------------                   --------------------       ------------       -----       -----------

*   VANGUARD GROUP, INC.                      Wellesley Income Fund           $  568,627     $  522,108      $   46,519
                                              Vanguard 500 Index Fund          1,240,729        967,302         273,427
                                              Vanguard Windsor II Fund         1,065,576        849,628         215,948
                                              Vanguard U.S. Growth Fund          785,760        586,789         198,971
*   PARAGON TRADE BRANDS, INC.                Paragon Common Stock Fund        1,232,117      2,911,299      (1,679,182)



                        *Represents a party in interest.

          (a) Represents a transaction or a series of transactions in excess of 5% of the current value of plan assets as of the beginning of the year.

          The accompanying notes are an integral part of this schedule.

                                  II. EXHIBITS


             EXHIBIT                                                   PAGE
23.1         Consent of Accountants                                     19

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         PARAGON TRADE BRANDS, INC.
                                         PARAGON RETIREMENT INVESTMENT
                                         SAVINGS MANAGEMENT PLAN



                                         By:     /S/ KATHY L. EVENSON
                                            ---------------------------------
                                                    Kathy L. Evenson
                                                    Plan Administrator



June 29, 1999